SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TENTH ORDINARY

BOARD OF DIRECTORS' MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: January 20, 2020 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received updated information about the Company's financial standing, budget execution and the Contingency Plan (COVID-19) and discussed these topics;
II.	resolved, unanimously, to approve the submission to the General Shareholders' Meeting recommending: a) the approval of the full revision of the Company's Bylaws, including the split of shares in the proportion of 1 to 10 (so that for each share 9 new shares of the same class and type will be credited), the implementation of the Units Program and the update of Copel (Holding) to Level 2 of Corporate Governance of Brasil, Bolsa, Balcão - B3, and for the referred migration, the conditions highlighted in article 114 of the proposed new Bylaws; b) to request authorization from the General Shareholders' Meeting for the managers to resolve on and perform all acts necessary to implement the statutory reform resolutions, including, without limitation, operating the share split in the proportion of 1 to 10, the conversion of shares, common and preferred class "B" shares, at the ratio of 1 to 1 and the creation of UNITs, composed of 5 (five) shares issued by the Company, of which 1 (one) common share and 4 (four) preferred class "B" shares, with the update to Level 2 Corporate Governance of B3 being subject to the provisions of Article 114 of the Bylaws; and c) to authorize the calling of a General Shareholders' Meeting to consider and resolve on the matters approved in this item;
III.	resolved, unanimously, to approve the implementation of the Share Bookkeeping System and the hiring of the Share Bookkeeping Agent and the Issuer and Depositary of Units;
IV.	unanimously approved the Company’s Dividend Policy;
V.	received updated information and discussed the Annual Performance Evaluation of Statutory Body Members - Cycle 2020;
VI.	approved, by majority vote, with a dissenting vote by the Counselor Adriana Angela Antoniolli, the Company's Outsourcing Policy;
VII.	received information on monitoring and improving the safety of the Company's dams and discussed the topic;
VIII.	was updated regarding occupations in Permanent Preservation Areas;
IX.	attended an expert presentation on the subject Environmental, Social and Corporate Governance - ESG;
X.	received a report from the Company’s Statutory Audit Committee regarding various matters and discussed the topics;
XI.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters; and
XII.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 210th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 20, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.